                                                      Exhibit 99A

               Sunquest Information Systems, Inc.
           Condensed Consolidated Statements of Income
            (In thousands, except per share amounts)
                           (Unaudited)

                                        Twelve Months Ended
                                              June 30,
                                        -------------------
                                          1997      1996
                                        --------- ---------
     Revenues:
       System sales                       $52,334   $37,646
       Support and service                 44,610    31,805
                                          -------   -------
     Total revenues                        96,944    69,451
                                          -------   -------
     Operating expenses:
       Cost of system sales                25,681    16,084
       Client services                     22,833    17,748
       Research and development            11,112     9,342
       Sales and marketing                 12,618     9,660
       General and administrative          12,177     7,488
       Write-off of acquired,
        in-process technology <F1>          3,252         -
                                          -------   -------
     Total operating expenses              87,673    60,322
                                          -------   -------

     Operating income                       9,271     9,129
     Other income (expense):
       Interest income                      1,654       532
       Interest expense                    (1,281)   (1,480)
       Other                                 (345)      390
                                          -------   -------
     Income before income taxes             9,299     8,571
       Income tax provision:
         Current year operations            4,730       543
         Change in tax status                   -     1,122
                                          -------   -------
     Net income                            $4,569    $6,906
                                          =======   =======

     Earnings per share determination:
       Historical income before income
        taxes                              $9,299    $8,571
         Income tax provision:
           Actual                           4,730         -
           Pro forma                            -     3,685
                                          -------   -------
     Applicable net income                 $4,569    $4,886
                                          =======   =======

     Weighted-average shares outstanding   15,361    12,192
                                          =======   =======
     Net income per share:
       Actual                               $0.30         -
                                          =======   =======
       Pro forma                                -     $0.40
                                          =======   =======

<F1> In conjunction with the Antrim Corporation acquisition, the
     Company charged operations $3.3 million for acquired, in-process technology, which reduced net income per common share for the twelve months ended June 30, 1997 by $.21.